August 23, 2007

Simon Chin, President
Iris BioTechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

> **Re:** **Iris BioTechnologies Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 3, 2007**
> **File No. 333-142076**

Dear Mr. Chin:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1. We note your response to comment 1. However, we also note (1) your officers' purchases like those by Mr. Furman mentioned in footnote 1 to the selling stockholders' table and those by Mr. Wheelwright mentioned in footnote 3 on page 33, and (2) the significance of the dilution issue as evidenced by your risk factor on page 10. Therefore, please provide the disclosure per Regulation S-B Item 506.

Prospectus Summary, page 5

2. Please tell us the basis for your conclusion that you can commercialize your product without FDA approval and that you would not require premarket approval. Tell us with specificity any regulation or FDA guidance on which you rely and tell us the name of anyone at the FDA that provided support for your conclusion.

3.	We note your disclosure added in response to prior comment 3. Please reconcile the statement in the first paragraph under "Iris Biotechnologies, Inc." that you are ready to build products for commercialization with the statement in the same paragraph that you have yet to complete development of your products.

4.	With a view toward clarified disclosure, please tell us how you concluded that FDA's jurisdiction is worldwide as mentioned in the first paragraph under "Iris Biotechnologies, Inc." and elsewhere in your document.

If we fail to comply with FDA requirements, page 8

5.	Please ensure that your risk factor focuses on the material risks to your company rather than mitigating language regarding regulation to which you are not subject. For example, is there a material risk that the FDA may disagree with your conclusions regarding the level of regulation to which your potential product may be subject? Why? Is there a risk that you may not be able to satisfy the 510(k) pre-market notification procedures? Why?

6.	With a view toward clarified disclosure, please tell us why you believe you would be subject to FDA requirements, like restrictions on performance claims and quality system regulation, only if you were subject to pre-market approval.

Government Regulation, page 26

7.	Please expand your disclosure in response to prior comment 10 to address:

•	the duration of the applicable FDA approval process; and

•	the FDA's import and export regulations.

Description of Securities, page 30

8.	We note your response to our prior comment 12 and your disclosure that only certain parties can call special meetings. Pursuant to Item 202(a)(4) of Regulation S-B specifically identify any provision in the charter or by-laws that would delay, defer or prevent a change in control of your company. For example, explain how the prohibition against shareholders calling special meetings would delay, defer or prevent a change in control.

Selling Stockholders, Page 31

9.	We reissue prior comment 13. The pre-offering beneficial ownership reported in the two tables should not differ.

Recent Sales of Unregistered Securities, page II-1

10.   We note your response to our prior comment 14. We reissue the comment. Please ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders. We note the transactions dated February 8, 2007 described in footnotes 8 and 9 to the selling stockholder table.

11.   We note your response to prior comment 15. Please provide us a cart that clearly reconciles the disclosure in this section to the information in your Statement of Deficiency in Stockholders' Equity.

12.   It does not appear that you addressed the last sentence of prior comment 15; therefore, we reissue that sentence.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar at 202-551-3668 or in his absence, Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Jeff Fessler, Esq.
       Yoel Goldfeder, Esq.